EXHIBIT 11

Statement Recomputation of Per Share Earnings

	Three months ended March 31,
(Dollars in millions except share data)	2004	2003
Numerator:
Net income – basic and diluted	$146	$57
Denominator:
Weighted-average shares outstanding	160,318,967	161,145,558
Effect of stock options	1,740,612	833,318

Adjusted weighted-average shares	162,059,579	161,978,876

Earnings per share:
Basic	$0.91	$0.35
Diluted	$0.90	$0.35

Anti-Dilutive Securities

Shares were not included in the computation of diluted earnings per share for the three-month periods ended March 31, 2004 and 2003, since inclusion of these options would have anti-dilutive effects, as the options exercise prices exceeded the respective average market prices of the company’s shares.

	Three months ended March 31,
(In millions except share data)	2004	2003
Number of options	240,000	3,199,472
Exercise price range	$45.37	$36.19 to $45.37

Cincinnati Financial Corporation
Form 10-Q for the Quarter Ended March 31, 2004	34